October 21, 2024

Alan R. Blair
Principal Executive Officer
REI Capital Growth LLC
970 Summer Street
Stamford, CT 06905

        Re: REI Capital Growth LLC
            Amended Offering Statement on Form 1-A
            Filed October 10, 2024
            File No. 024-12441
Dear Alan R. Blair:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2024 letter.

Amended Offering Statement on Form 1-A
Management's Discussion and Analysis of Financial Condition, page 30

1. We reissue prior comment 1. We note you continue to include numerous references to the 8% to 9% annual returns in your offering statement and on your website.
       Please delete these statements, as previously requested. Management must have a reasonable basis for all projections. Refer to section (b) of Part II of Form 1-A and
       Rule 175 under the Securities Act 1933. In light of your lack of operating history and the lack of factors upon which such projections may be formed, it continues to appear that you do not have a reasonable basis for these statements. October 21, 2024
Page 2
Prior Performance Summary, page 37

2. Please expand your prior performance narrative in response to prior comment 2 to also address the number of investors, the location of the properties acquired and the percentage of those properties which were commercial or residential and whether such properties were new or used. Also, please expand Table IV on page A-1 to include the compensation paid to the sponsor in program 6.

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Jamie Ostrow, Esq.